U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


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1.  Name and Address of Reporting Person*


     MAF BANCORP, INC.
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     (Last)                      (First)                    (Middle)

      55th & Holmes Avenue
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                                 (Street)

      Chicago                     Illinois                   60514
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      (City)                     (State)                     (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

                  08/17/98
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3.  IRS or Social Security Number of Reporting Person (Voluntary)

                  36-3664868
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4.  Issuer Name and Ticker or Trading Symbol

                  WESTCO BANCORP, INC. (WCBI)
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5.  Relationship of Reporting Person to Issuer
     (Check all applicable)

     [   ]  Director                            [ X ]  10% Owner
     [   ]  Officer (give title below)          [   ]  Other (specify below)

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing  (Check applicable line)

     [ X ]  Form filed by One Reporting Person
     [   ]  Form filed by More than One Reporting Person
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            Table I -- Non-Derivative Securities Beneficially Owned
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


                                                             3.  Ownership Form:
                              2.  Amount of Securities           Direct (D) or            4.  Nature of Indirect
1.  Title of Security             Beneficially Owned             Indirect (I)                 Beneficial Ownership
    (Instr. 4)                    (Instr. 4)                     (Instr. 5)                   (Instr. 4)
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

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

*    If the Form is filed by more than one Reporting Person, see
     Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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

                                                      3. Title and Amount
                                                         of Securities Underlying
                                                         Derivative Securities                        5. Ownership
                              2. Date Exercisable        (Instr. 4)                                      Form of
                                 and Expiration Date  ---------------------------                        Derivative
                                 (Month/Day/Year)                       Amount                           Security:    6. Nature of
                              ----------------------                    or         4. Conversion or      Direct (D)      Indirect
                              Date          Expira-                     Number        Exercise Price     or Indirect     Beneficial
1. Title of Derivative        Exer-         tion                        of            of Derivative      (I)             Ownership
   Security (Instr. 4)        cisable       Date      Title             Shares        Security           (Instr. 5)      (Instr. 5)
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

Option (right to buy)         (1)           (1)       Common            617,685    26.35              D
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Explanation of Responses:

(1)  The Option can only be exercised by MAF Bancorp, Inc. under certain circumstances and will expire upon the occurrence of certain events, such circumstances and events as fully described in the Agreement and Plan of Reorganization by and between MAF
Bancorp, Inc. and Westco Bancorp, Inc. dated as of August 17, 1998 and the related Option Agreement between MAF Bancorp, Inc. and
Westco Bancorp, Inc. dated August 17, 1998.  Each of these documents are filed as an exhibit to the MAF Bancorp, Inc. Schedule 13D with respect to its ownership of the Common Stock of Westco Bancorp, Inc.


                       MAF BANCORP, INC.


                       By:  /s/ Michael Janssen                         8/27/98
                          ------------------------------------------------------
                           Michael Janssen, Senior Vice President         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                           (Print or Type Responses)

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